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                             April 25, 2023

       Lester Wong
       Chief Financial Officer
       Kulicke and Soffa Industries, Inc.
       1005 Virginia Drive
       Fort Washington, PA 19034

                                                        Re: Kulicke and Soffa
Industries, Inc.
                                                            Form 10-K for the
fiscal year ended October 1, 2022
                                                            Form 10-Q for the
quarterly period ended December 31, 2022
                                                            Response dated
April 12, 2023
                                                            File No. 000-00121

       Dear Lester Wong:

              We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 14, 2023 letter.

       Form 10-K for the Fiscal Year Ended Ended October 1, 2022

       Notes to Consolidated Financial Statements
       Note 16: Segment Information, page 68

   1.                                                   We note your response
to comment 2 and have the following comments:

                                                              Please expand on
how the aggregation of your operating segments is consistent with the objective and
basic principles of ASC 280-10-10-1. In doing so, explain in greater detail how
the aggregated operating segments are so similar that presenting the information
separately would not significantly benefit an investor's understanding of your performance
and future prospects. As part of your response, specifically address the
aggregation within your Aftermarket Product and Services
 Lester Wong
Kulicke and Soffa Industries, Inc.
April 25, 2023
Page 2
              ("APS") reportable segment of your non-machine business, including Blades, Wedge
              Bonder Consumables, and Capillaries, with your customer support organization,
              Spares and Services.

                You indicate that the operating segments in your Capital Equipment ("CE") and
              APS reportable segments have long-term 5-year average gross margins within a range of approximately +/- 5% and +/-10%, respectively. You further indicate that the APS operating segments "have similar trends in sales growth" for the 5-year period from
              2017 to 2022. Please provide us with the 5-year average gross margins and 5-year sales growth figures for each operating segment, as well as gross margins and sales by year within such periods.

                Tell us if you considered any other measures in assessing whether aggregated operating segments had similar economic characteristics and, if so, provide us with your analysis and the related supporting data. In doing so, tell us how you considered segmental income from operations, the measure of segment profitability used by your
              CODM, in assessing whether or not your operating segments had similar economic characteristics. Provide us with a 5-year historical quantification of each operating segment's income from operations.

                To the extent not addressed above, provide us with quantitative information that helps us assess which operating segments materially contribute to your operating results.

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameLester Wong                                 Sincerely,
Comapany NameKulicke and Soffa Industries, Inc.
                                                              Division of
Corporation Finance
April 25, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName